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SEC FILE NUMBER
8-35315

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G. A. Repple & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Normandy Road
(No. and Street)

Casselberry (City) Florida (State) 32707 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Harris (Name) 407-339-9090 x322 (Area Code – Telephone Number) kevin@garepple.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers CPA PC
(Name – if individual, state last, first, and middle name)

5400 West Cedar Avenue (Address) Lakewood (City) CO (State) 80226 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 5041 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Glenn Allen Repple, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G. A. Repple & Company, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kathleen Ann Gould
COMMISSION # GG297179
EXPIRES: February 4, 2023
Bonded Thru Aaron Notary

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

G.A. REPPLE

INVEST WHERE IT MATTERS

G.A. Repple & Company

Statement of Financial Condition

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2021

G.A. Repple & Company
Index
December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of G.A. Repple & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.A. Repple & Company (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in "Supplementary Schedules" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2015.
Lakewood, CO
February 28, 2022

G.A. Repple & Company
Statement of Financial Condition
December 31, 2021

ASSETS	
Cash and cash equivalents	$ 1,000,473
Commissions receivable	218,357
Deposits with clearing organization	50,087
Securities owned	67,224
Other receivables	38,881
Deferred tax asset	55,012
Prepaid expenses	38,228
TOTAL ASSETS	**$ 1,468,262**
LIABILITIES & SHAREHOLDER'S EQUITY	
Liabilities	
Accounts Payable and accrued expenses	$ 162,135
Commissions payable	8,743
Contingency for claims	75,000
Reserve for E & O insurance	136,839
Payable to parent	102,859
Total Liabilities	**485,577**
Shareholder's Equity	
Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in-capital	518,073
Retained earnings	464,512
Total Member's Equity	**982,685**
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**$ 1,468,262**

The accompanying notes are an integral part of these financial statements.

G.A. Repple & Company
Notes to Financial Statements
For the Year Ended December 31, 2021

1. **Organization**

G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

2. **Significant Accounting Policies**

Basis of Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining the valuation of allowance for doubtful accounts, contingencies for claims (Note 6), and for determining the fair value of assets. It is at least reasonably possible that the significant estimates used will change within the next year.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Concentrations of Credit Risk

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Clearing Account Deposits

The Company is required to maintain cash balances with clearing agents which are restricted as to use.

Securities Owned

The Company purchased Church bonds and the Capstone Church Capital Fund as part of a settlement with two clients. The bonds were purchased at a discount from par and all but one is valued at purchase price, due to the lack of an active market pricing structure for the Church bonds. The total value of the Church bonds from the settlement purchase, as of December 31, 2021 is $51,293. The remainder of securities owned reflects active pricing and is shown at market.

Receivables and Allowance for Doubtful Accounts

Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other accounts receivables include amounts owed by representatives for client settlements and legal fees advanced by the company.

Revenue

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue for principal transactions are recognized on trade date, while marketing and other income are recognized when earned. Fee income is accrued for the period earned.

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. Related Party Transactions

The Company is managed by its Parent and sole shareholder, G.A. Repple Financial Group, Inc. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for management fees. The management fees through December 31, 2021 represents reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses.

Due to parent consists of interest-free amounts owed to the Firm by the Parent and are due on demand.

4. Financial Instruments

According to FASB ASC No. 820, Fair Value Measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted active markets price quotes for identical assets and having the highest priority and Level 3 inputs having the lowest priority. The Company used appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 1 nor Level 2 inputs were available to the Company and Level 3 inputs were used because of this.

G.A. Repple & Company
Notes to Financial Statements
For the Year Ended December 31, 2021

	Quoted prices in Active Markets for Identical assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of 12/31/21
Securities owned at fair value	$ -	$ -	$ 67,224	$ 67,224

	Level 3 beginning 12/31/20	Net transfers In and/or (out) of Level 3	Purchases	Sales and settlements	Realized and Unrealized Gains/(losses)	Level 3 Ending balance 12/31/21	Change in unrealized gains/(losses) for investment still held at 12/31/21
Assets:							
Securities owned	$ 146,989	$ -	$ -	$ (76,155.04)	$ (3,610)	$ 67,224	$ 3,489

Level 3 fair value measurements	Fair Value at 12/31/2021	Valuation Technique	Unobservable inputs
Assets:			
Securities	$ 67,224	Third party pricing service	N/A

5. **Net Capital Requirements**

   The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2021, the Company had a net capital of $787,532 which was $737,532 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

6. **Commitments and Contingencies**

   The Company had no active arbitration or legal actions as of December 31, 2021. The Company has accrued $75,000 as a contingence should any complaints result in arbitration, or legal action.

   The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims".

7. **Retirement Plan**

   The Company offers a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a matching contribution of up to 3% percent of each eligible employee's annual salary to the plan.

8. **Leases**

   On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

9. **PPP Loan**

   The Company received a approval of the forgiveness of the loan from Newtek in the amount of $149,500 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. This revenue was recognized as of June 30th, 2021.

G.A. Repple & Company
Notes to Financial Statements
For the Year Ended December 31, 2021

10. Other Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, or COVID-19, as a global pandemic, which continues to spread throughout the United States and around the world. The Company is continually monitoring the impact of the global pandemic on our business, especially since the Company conducts its activities in throughout multiple states, which, at various times since the onset of the global pandemic, has been severely affected by COVID-19. As a result, the Company has been subject to various requirements to stay at home and self-quarantine, as well as constraints on mobility and travel.

While the Company continues to advance its business, the Company is also continually assessing the impact of the global pandemic on its current and planned activities. There is no certainty as to the length and severity of societal disruption caused by COVID-19. Consequently, the Company does not have sufficient visibility to predict the impact of the global pandemic on its operations and overall business. Further, the business or operations of its strategic partners and other third parties with whom the Company conducts business may also be adversely affected by the global pandemic. The Company continues to closely monitor the impact of the global pandemic on its business and the business of it strategic partners and other third parties with whom the Company conducts business.

If the financial markets and/or the overall economy are negatively impacted for an extended period, the Company's financial performance may be materially adversely affected.

11. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2021 and determined that there are no material events that would require disclosure in the Company's financial statements.